Exhibit 99.22

AMENDMENT NO. 3

TO THE

CAPITAL ACCUMULATION PLAN OF THE CHUBB CORPORATION

WHEREAS, The Chubb Corporation (the “Company”) maintains the Capital Accumulation Plan of The Chubb Corporation, as amended and restated effective January 1, 2012 (the “Plan”); and

WHEREAS, the Plan was submitted to the Internal Revenue Service (the “IRS”) for receipt of an updated favorable determination letter under Cycle B, which ended on January 31, 2013; and

WHEREAS, the Plan was subsequently amended by execution of Amendment No. 1 to the Plan and Amendment No. 2 to the Plan to make various changes to the Plan, including to obtain “dual-qualified” status for the Plan, both in the U.S. from the IRS and in Puerto Rico from the Puerto Rico Department of the Treasury (the “Hacienda”); and

WHEREAS, the IRS has requested certain amendments be made to the Plan to obtain a favorable determination letter for the Plan; and

WHEREAS, pursuant to Section 16.1 of the Plan, the Employee Benefits Committee (the “Committee”) has the authority to approve amendments to the Plan as it deems necessary or desirable; provided that such amendment does not increase the costs of the Plan to the Company or any participating affiliate by more than $250,000 on an annual basis, as determined by the Committee and to the extent permitted by applicable law; and

WHEREAS, the Committee desires to amend the Plan to include those changes requested by the IRS to obtain a favorable determination letter for the Plan.

NOW, THEREFORE, the Plan is hereby amended, effective as of January 1, 2012, except as otherwise indicated, as follows:

1. Forfeitures. Section 3.3 of the Plan shall be amended to include the following sentence at the end thereof:

“If a portion of a Participant’s account is forfeited, Company Stock must be forfeited only after other assets, and if there is more than one class of Company Stock, then the forfeited amount shall include the same proportion of each such class of Company Stock.”

2. Rollover Contributions. Section 4.9 of the Plan shall be amended by replacing the parenthetical “(as defined in Section 402(c)(4) of the Code)” each place it appears with “(as defined in Section 11.6(B)(1) of the Plan)”.

3. ESOP Provisions. Section 6.5(A)(2) of the Plan shall be amended and restated in its entirety to read as follows:

“(2) Company Stock acquired by the Trustee hereunder may be purchased on an established securities market, from the Company or from any other person or entity; provided that such purchase does not give rise to a prohibited transaction under Section 4975 of the Code, nor result in a violation of ERISA.”

4. Invests Primarily in Qualifying Employer Securities. New Section 6.5(A)(3) of the Plan shall be added as follows:

“(3) Notwithstanding any provision of the Plan to the contrary, for purposes of the ESOP portion of the Plan, the Plan is designed to invest primarily in qualifying employer securities pursuant to Treas. Reg. § 54-4975-11(b).”

5. ESOP Limited Put Option. The fifth sentence of Section 6.5(E) of the Plan shall be amended and restated in its entirety to read as follows:

“The payment for any shares of stock sold under a Put Option shall be made in a lump sum or insubstantially equal annual installments over a period beginning not later than 30 days and not exceeding five years, with interest paid on any installment payments at a reasonable rate (as determined by the Retirement Investment Committee) and with adequate security.”

6. Service with Related Corporations. Section 9.2 of the Plan addresses “Service with Related Corporations” and shall be deleted and marked as “Reserved”.

7. Corresponding Change. Given the change to delete Section 9.2 of the Plan, the first paragraph of Section 9.1 of the Plan shall be amended and restated in its entirety to read as follows:

“9.1 Lump Sum Payment. If a Participant ceases to be an Employee for reasons other than death or retirement, and his or her interest in the Trust Fund is not more than $1,000 ($5,000 with respect to a Participant whose vested interest in the Trust Fund is distributed prior to March 28, 2005) as of the Valuation Date coincident with or next following the date he or she ceases to be an Employee, his or her interest in the Trust Fund shall be canceled as of the day following the first Valuation Date coincident with or next following the date he or she ceases to be an Employee and his or her interest in the Trust Fund which is vested and nonforfeitable under Article III shall be paid to him or her in accordance with Section 7.2. If, however, his or her interest in the Trust Fund exceeds $1,000 ($5,000 with respect to a Participant whose vested interest in the Trust Fund is distributed prior to March 28, 2005) as of the Valuation Date coincident with or next following the date he or she ceases to be an Employee, the Participant shall upon termination elect as follows:”

8. Investment Diversification. New Section 14.4 of the Plan shall be added to address the diversification provisions of Section 401(a)(28)(B) of the Internal Revenue Code of 1986, as amended, as follows:

“14.4 Diversification of Investments. If the Plan is not an “applicable defined contribution plan” within the meaning of Section 401(a)(35)(E) of the Code, then each Qualified Participant (as defined below) shall be permitted to direct the Plan as to the investment of 25% of the value of the Participant’s account balance attributable to the ESOP portion of the Plan (the

“ESOP Account”), reduced by any amount that the Qualified Participant previously elected to diversify, attributable to Company Stock within 90 days after the last day of each Plan Year during the first five years of the Participant’s Qualified Election Period (as defined below). Within 90 days after the close of the last Plan Year in the Participant’s Qualified Election Period, a Qualified Participant may direct the Plan as to the investment of 50% of the value of such account balance attributable to Company Stock. For purposes of this Section 14.4, “Qualified Participant” shall mean a Participant who has attained age 55 and who has completed at least ten years of participation in the Plan, and “Qualified Election Period” shall mean the six Plan Year period beginning with the later of (i) the first Plan Year in which the Participant first becomes a Qualified Participant, or (ii) the first Plan Year beginning after December 31, 1986. The Participant’s direction shall be provided to the Plan Administrator in writing and shall specify the amount the Participant wishes to diversify. The Plan Administrator shall offer at least three investment options (consistent with any requirements that may be imposed by regulation) to each Participant making an election pursuant to this Section 14.4. In lieu of offering such investment options, the Plan Administrator may direct that the Plan distribute the portion of the Participant’s ESOP Account that is covered by the election within 90 days after the last day of the period during which the election can be made. Such distribution shall be subject to such requirements of the Plan concerning put options as would otherwise apply to a distribution of Company Stock from the Plan. If the Participant does not consent to the distribution, such amount shall be retained in the Plan. In lieu of receiving a cash distribution under this Section 14.4, a Qualified Participant may direct the Plan to transfer that portion of his ESOP Account otherwise subject to distribution to another qualified plan of the Employer eligible to accept such transfers; provided that such transferee plan permits Participant directed investments and is not itself substantially invested in Company Stock. Any such transfers shall be made within 90 days after the last day of the period during which an election can be made.”

9. Authorization to Amend the Plan. Section 16.1 of the Plan authorizes the Employee Benefits Committee to make certain changes as long as the cost of such change does not exceed $250,000 on an annual basis. Effective as of February 26, 2014, the Charter of the Employee Benefits Committee was amended and restated to, among other things, authorize the Employee Benefits Committee to make such changes with costs not exceeding $750,000 on an annual basis. Accordingly, effective February 26, 2014, the last paragraph of Section 16.1 of the Plan shall be amended and restated in its entirety to read as follows:

“Notwithstanding the foregoing, the Employee Benefits Committee, acting on behalf of the Company and not as a fiduciary of the Plan, may amend the Plan as it deems necessary or desirable provided that such amendment does not increase the costs of the Plan to the Company or any Employer by more than $750,000 on an annual basis, as determined by the Employee Benefits Committee and to the extent permitted by applicable law.”

10. Vesting/Distribution Upon Termination. The first sentence of Section 16.2 of the Plan shall be amended and restated in its entirety to read as follows:

“Notwithstanding any provisions of the Plan to the contrary, upon the termination, partial termination (as determined within the discretion of the Plan or the Employee Benefits Committee) or the complete discontinuation of contributions under the Plan, all participants in the Plan shall have their benefits 100% vested.”

11. All other provisions of the Plan shall remain unchanged and in full force and effect.

IN WITNESS WHEREOF, the Employee Benefits Committee has caused this Amendment No. 3 to be duly executed as of July 30, 2014.

EMPLOYEE BENEFITS COMMITTEE

By:	/s/ Carolyn Kennedy
Carolyn Kennedy
Chairperson

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